Filed by CorpAcq Group Plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp VII

Commission File No.: 001-40051

Special Meeting of Churchill Capital Corp VII Stockholders to Approve Business Combination with CorpAcq and Warrant Holder Meeting to Approve Warrant Amendment Scheduled for May 21, 2024

Board of Directors Recommends Stockholders and Warrant Holders Vote "FOR" All Proposals

NEW YORK and ALTRINCHAM, England – March 22, 2024 – Churchill Capital Corp VII ("Churchill VII") (Nasdaq: CVII), a special purpose acquisition company, announced today that it has scheduled a special meeting of Churchill VII stockholders and a meeting of Churchill VII warrant holders for May 21, 2024 in connection with the proposed business combination between CorpAcq Holdings Limited ("CorpAcq"), a corporate compounder with a proven track record of acquiring and supporting founder-led businesses, and Churchill VII (the "Business Combination"). The Business Combination continues to progress and is expected to be completed in the first half of 2024.

Prior to the special meeting of Churchill VII’s stockholders to approve the Business Combination (the "Stockholder Special Meeting"), CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales, intends to file with the U.S. Securities and Exchange Commission (the "SEC"), and make available to Churchill VII’s stockholders, a post-effective amendment to the Registration Statement on Form F-4 of CorpAcq Group Plc, as amended (the "Registration Statement," and such amendment, the "Post-Effective Amendment"), which will include financial statements of CorpAcq as of and for the year ended December 31, 2023. Before making any voting or investment decision, Churchill VII’s stockholders are advised to read the Post-Effective Amendment.

Upon closing of the Business Combination, CorpAcq Group Plc will be a publicly-traded corporate compounder with a portfolio of 42 businesses (as of December 31, 2023) that have strong asset bases, operate in industries with high barriers to entry, and generate strong growth and free cash flow. Additionally, CorpAcq Group Plc intends to implement an annual dividend policy upon closing that is supported by the underlying free cash flow generated from the portfolio.

"We are excited to reach this important milestone on our path to becoming a publicly-traded company," said Simon Orange, Chairman and Founder of CorpAcq. "By partnering with Churchill VII, CorpAcq will be better positioned to accelerate growth and expand our acquisition pipeline."

Stockholder Special Meeting to Be Held on May 21, 2024

Churchill VII will hold the Stockholder Special Meeting on May 21, 2024, at 10:00 A.M. Eastern Time, to approve the Business Combination with CorpAcq and related matters. Churchill VII stockholders of record as of the close of business on March 27, 2024 will receive the proxy statement/prospectus (the "Proxy Statement") by mail and are entitled to vote at the Stockholder Special Meeting.

The Churchill VII board of directors (the "Board") unanimously recommends that Churchill VII stockholders vote "FOR" the Business Combination with CorpAcq as well as the other proposals set forth in the Proxy Statement. Each stockholder’s vote FOR ALL the stockholder proposals included in the Proxy Statement is important, regardless of the number of shares held.

The Stockholder Special Meeting will be conducted virtually via live webcast. To register and receive access to the virtual meeting, Churchill VII stockholders will need to follow the instructions applicable to them provided in the Proxy Statement. Churchill VII stockholders who need assistance voting, have questions regarding the Stockholder Special Meeting, or would like to request documents may contact Churchill VII’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200 (toll-free) or banks and brokers may call (203) 658-9400, or by emailing CVII.info@investor.morrowsodali.com.

If approved by Churchill VII’s stockholders, the Business Combination is expected to be completed shortly after the Stockholder Special Meeting, subject to the satisfaction of all other closing conditions. Following completion, the combined company will operate as CorpAcq Group Plc and is expected to be listed on the Nasdaq Global Market under the ticker "CPGR".

Warrant Holder Meeting to Be Held on May 21, 2024

In addition to the Stockholder Special Meeting, Churchill VII will hold a meeting of holders of Churchill VII’s public warrants (the "Warrant Holder Meeting") on May 21, 2024, at 10:30 A.M., Eastern Time. At the Warrant Holder Meeting, holders of outstanding public warrants of Churchill VII will be asked to approve an amendment to Churchill VII’s existing warrant agreement (the "Warrant Amendment") in connection with the Business Combination. Churchill VII public warrant holders of record as of the close of business on March 27, 2024 will receive the Proxy Statement by mail and are entitled to vote at the Warrant Holder Meeting.

The Board unanimously recommends that Churchill VII’s warrant holders vote "FOR" the Warrant Amendment as well as the other warrant holder proposals set forth in the Proxy Statement. Every warrant holder’s vote FOR ALL the proposals included in the Proxy Statement is important, regardless of the number of warrants held.

The Warrant Holder Meeting will be conducted virtually via live webcast. To register and receive access to the virtual meeting, Churchill VII warrant holders will need to follow the instructions applicable to them provided in the Proxy Statement. Churchill VII warrant holders who need assistance voting, have questions regarding the Warrant Holder Meeting, or would like to request documents, may contact Churchill VII’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200 (toll-free) or banks and brokers may call (203) 658-9400, or by emailing CVII.info@investor.morrowsodali.com.

Advisors

UBS Investment Bank is serving as financial advisor to CorpAcq. Citigroup Global Markets Inc. is serving as capital markets advisor to Churchill VII. Reed Smith LLP is serving as legal counsel to CorpAcq. Weil, Gotshal & Manges LLP is serving as legal counsel to Churchill VII. Herbert Smith Freehills LLP is serving as legal counsel to UBS. Kirkland & Ellis LLP is serving as legal counsel to Citi.

About CorpAcq Holdings Limited

CorpAcq is a corporate compounder founded in 2006 with deep commercial experience and a diversified portfolio of 42 companies (as of December 31, 2023) across multiple large industries. CorpAcq has a track record of unlocking business potential and long-term growth for small and medium-sized enterprises through its established M&A playbook and decentralized operational approach. CorpAcq's executive team develops close relationships with their subsidiaries’ management to support them with financial and strategic expertise while allowing them to retain independence to continue to operate their businesses successfully. CorpAcq is headquartered in the United Kingdom.

About Churchill Capital Corp VII

Churchill Capital Corp VII was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Important Notices Relating to Financial Advisors

UBS AG London Branch ("UBS") is authorized and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorized by the PRA and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS provided financial advice to CorpAcq and no one else in connection with the process or contents of this announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this announcement or any other matter referred to herein.

Additional Information and Where to Find It

This communication does not contain all the information that should be considered concerning the Business Combination and the other transactions contemplated thereby (the "Transactions") and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions.

The Registration Statement includes, and the Post-Effective Amendment will include, the Proxy Statement to be made available to Churchill VII’s stockholders and warrantholders in connection with Churchill VII’s solicitation for proxies for the vote by Churchill VII’s stockholders and warrantholders in connection with the Transactions and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of securities to be issued by CorpAcq Group Plc to Churchill VII’s stockholders and warrantholders in connection with the completion of the Transactions.

Before making any voting or other investment decisions, Churchill VII’s stockholders and warrantholders and other interested persons are advised to read the Registration Statement and any amendments thereto, including the Post-Effective Amendment and the Proxy Statement, in connection with Churchill VII’s solicitation of proxies for its Stockholder Special Meeting and its Warrant Holder Meeting to be held to approve, among other things, the Transactions, as well as other documents filed with the SEC by Churchill VII or CorpAcq Group Plc in connection with the Transactions and any amendments thereto, as these documents will contain important information about CorpAcq, CorpAcq Group Plc, Churchill VII and the Transactions.

Churchill VII will mail the Proxy Statement and other relevant documents to its stockholders and warrant holders as of the record date established for voting on the Transactions. Stockholders and warrant holders may also obtain a copy of the Registration Statement, the Post-Effective Amendment and the Proxy Statement, as well as other documents filed by Churchill VII or CorpAcq Group Plc with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan, " "project, " "forecast, " "intend, " "will, " "expect, " "anticipate, " "believe, " "seek, " "target, " "continue," "could, " "may," "might," "possible," "potential," "predict" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Churchill VII and CorpAcq have based the forward-looking statements on its current expectations about future performance, timing and events. The forward-looking statements in this communication include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics and the anticipated timing for the Business Combination to close. The forward-looking statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CorpAcq’s and Churchill VII’s respective management teams and are not predictions of actual timing and/or performance. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved. The forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of Churchill VII and CorpAcq. The forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Churchill VII and CorpAcq that may cause the timing and/or performance indicated in this communication to be materially different from any actual future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates; CorpAcq’s ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of a global pandemic, to CorpAcq’s business, projected results of operations, financial performance or other financial metrics; CorpAcq’s reliance on its senior management team and key employees; risks related to liquidity, capital resources and capital expenditures; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates; the outcome of any potential litigation, government and regulatory proceedings, investigations, actions (including any potential U.S. or U.K. government shutdowns) and inquiries that Churchill VII or CorpAcq may face; assumptions or analyses used for CorpAcq’s forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts; CorpAcq failing to maintain its current level of acquisitions or an acquisition not occurring as planned and negatively affecting operating results; the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect CorpAcq Group Plc, which will be the combined company after the Transactions, or the expected benefits of the Transactions or that the approval of the stockholders of Churchill VII is not obtained; the risk that stockholders of Churchill VII could elect to have their shares redeemed by Churchill VII, leading to either Churchill VII failing to satisfy continued listing requirements for Nasdaq Global Market or Churchill VII having insufficient cash to complete the Transactions; the outcome of any legal proceedings that may be instituted against CorpAcq or Churchill VII; changes in applicable laws or regulations; the ability of Churchill VII or CorpAcq Group Plc to issue equity or equity linked securities in connection with the Transactions or in the future; the impact of certain geopolitical events, including wars in Ukraine and the surrounding region and the Middle East; the impact of a current or future pandemic on CorpAcq, CCVII, or CorpAcq Group's projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed in under the heading "Risk Factors" in the Registration Statement and Amendment No. 5 to the Registration Statement filed with the SEC on March 7, 2024 ("Amendment No. 5"), as may be further amended from time to time, and other documents filed, or to be filed, with the SEC by Churchill VII or CorpAcq Group Plc. If any of these risks materialize or CorpAcq’s, CorpAcq Group Plc’s or Churchill VII’s assumptions prove incorrect, actual timing and/or performance could differ materially from the timing and/or performance implied by the forward-looking statements. There may be additional risks that CorpAcq, CorpAcq Group Plc nor Churchill VII presently know or that CorpAcq, CorpAcq Group Plc and Churchill VII currently believe are immaterial that could also cause actual timing and/or performance to differ materially from those contained in the forward-looking statements. In addition, the forward-looking statements reflect CorpAcq’s, CorpAcq Group Plc’s and Churchill VII’s expectations and views as of the date of this communication. CorpAcq, CorpAcq Group Plc’s and Churchill VII anticipate that subsequent events and developments will cause CorpAcq’s, CorpAcq Group Plc’s and Churchill VII’s assessments to change. However, while CorpAcq, CorpAcq Group Plc and Churchill VII may elect to update these forward-looking statements at some point in the future, CorpAcq, CorpAcq Group Plc and Churchill VII specifically disclaim any obligation to do so. The forward-looking statements should not be relied upon as representing CorpAcq, CorpAcq Group Plc and Churchill VII’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. An investment in CorpAcq, CorpAcq Group Plc or Churchill VII is not an investment in any of CorpAcq’s, CorpAcq Group Plc’s or Churchill VII’s founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CorpAcq, CorpAcq Group Plc, Churchill VII, Churchill Sponsor VII LLC and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Churchill VII’s stockholders and warrantholders with respect to the Transactions. A list of the names of Churchill VII’s directors and executive officers and a description of their interests in Churchill VII is set forth in certain filings with the SEC, including (but not limited to) the following: (1) Amendment No. 5 (and specifically, the following sections: "Risk Factors-Risks Related to Churchill and the Business Combination"; "Information Related to Churchill-Management, Directors and Executive Officers"; "The Business Combination-Interests of Certain Persons in the Business Combination; Interests of the Churchill Initial Stockholders and Churchill’s Directors and Officers"; "Beneficial Ownership of Churchill Securities" and "Certain Relationships and Related Person Transactions-Churchill Relationships and Related Person Transactions"), (2) the Form 10-K filed by Churchill VII with the SEC on March 17, 2023 (and specifically, the following sections: "Item 1A. Risk Factors"; "Item 10. Directors, Executive Officers and Corporate Governance"; "Item 11. Executive Compensation"; "Item 12. Beneficial ownership"; "Item 13. Related party transactions" and "Item 15. Exhibits, Financial Statement Schedules-Note 5. Related Party Transactions"), (3) the Form 10-Qs filed by Churchill VII with the SEC on May 10, 2023, August 9, 2023 and November 9, 2023 (and specifically, the discussion under "Item 1. Financial Statements-Note 5. Related Party Transactions" section in each such Form 10-Qs, respectively), (4) the Form 8-K filed by Churchill VII with the SEC on August 7, 2023 (and specifically, the disclosure under "Item 1.01 Entry Into a Material Definitive Agreement-Amended and Restated Sponsor Agreement"), (5) the Form 8-K filed by Churchill VII with the SEC on December 26, 2023 (and specifically, the disclosure under "Item 1.01 Entry Into a Material Definitive Agreement-Consent and Merger Agreement Amendment"), (6) the SCHEDULE 14A filed by Churchill VII with the SEC on January 22, 2024 (and specifically, the following sections: "The Business Combination-Interests of Certain Persons in the Business Combination" and "Beneficial Ownership of Churchill Securities"), and (7) other documents that may be filed with the SEC from time to time in connection with the Transactions, each of which will be available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Churchill VII stockholders, potential investors and other interested persons should read each of the filings listed above and the definitive proxy statement/prospectus relating to the offer of the securities to be issued by CorpAcq Group Plc to Churchill VII’s stockholders and warrantholders in connection with the completion of the Transactions once such documents are available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Investor Relations Contact:

Email: CorpAcqIR@icrinc.com

Media Relations Contact:

Michael Landau
Gladstone Place Partners
(212) 230-5930